UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

    The CUSIP number for the related American Depositary Shares is 37250B104.

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

(CUSIP Number)

    Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Chadwick Mills, Esq.

Francis R. Wheeler, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843-5000

June 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Pharmaceuticals Public Limited Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,734,035
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,734,035
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,734,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.96%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Financing I Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,734,035
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,734,035
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,734,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.96%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Investments II Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,734,035
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,734,035
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,734,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.96%
14.	Type of Reporting Person (See Instructions) CO

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the American Depositary Shares is 37250B104.

1.	Name of Reporting Person Jazz Pharmaceuticals Italy S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,734,035
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,734,035
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,734,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.96%
14.	Type of Reporting Person (See Instructions) CO

Item 2. Identity and Background.

The Schedule 13D is hereby amended and supplemented by deleting the reference to Katherine E. Falberg and related information contained in Section 1 of Schedule A attached to the Schedule 13D and replacing it with the following:

Name	Present Principal Occupation or Employment	Address of Organization in which Employed	Citizenship
Matthew P. Young	Senior Vice President and Chief Financial Officer	Jazz Pharmaceuticals plc Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland	United States

Item 3. Source and Amount of Funds or Other Consideration.

The Schedule 13D is hereby amended and supplemented by adding the following paragraph:

Purchaser funded the purchase of Ordinary Shares from the ADS Depositary on June 16, 2014 described in Item 4 with cash on hand.

Item 4. Purpose of the Transaction.

The Schedule 13D is hereby amended and supplemented by adding the following paragraph under Item 4(a):

Purchaser entered into a letter agreement on June 13, 2014 with the ADS Depositary for the purchase from the ADS Depositary of 306,411 Ordinary Shares underlying ADSs at a price of $57.00 per Ordinary Share, representing a total purchase price of $17,465,427.00. The purchase was completed on June 20, 2014. Effective with the closing of such purchase, the ADSs no longer represented an interest in Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

The Schedule 13D is hereby amended and supplemented by restating Items 5(a), (b), and (d) as follows:

(a), (b), (d) As of June 20, 2014, the Reporting Persons beneficially owned 17,734,035 Ordinary Shares, or, based upon the number of outstanding Ordinary Shares as of such time, approximately 99.96% of the outstanding Ordinary Shares, and the Reporting Persons have the shared power to vote, or direct the vote, and the shared power to dispose, or direct the disposal of, all such Ordinary Shares. Except as set forth in this Schedule 13D, on June 20, 2014, no other Ordinary Shares are beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D. To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,734,035 Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Schedule 13D is hereby amended and supplemented by adding the following paragraph:

On June 13, 2014, Purchaser entered into a letter agreement with the ADS Depositary (the “Letter Agreement”) providing for the purchase by Purchaser of 306,411 Ordinary Shares underlying ADSs at a price of $57.00 per Ordinary Share. The Letter Agreement provides that Purchaser is responsible for the payment of any Italian taxes due in respect of the purchase of the Ordinary Shares and for the indemnification of the ADS Depositary in certain circumstances. The foregoing description is summary only and is qualified by reference to the Letter Agreement, which is filed as an exhibit to the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The Schedule 13D is hereby amended and supplemented by adding reference to the following exhibit:

Exhibit No.	Description

7.5	Letter Agreement, dated June 13, 2014, between Jazz Pharmaceuticals Italy S.p.A. and The Bank of New York Mellon*
*	Filed herewith

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014	JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

	By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper
	Title:	Executive Vice President and General Counsel

Date: June 20, 2014	JAZZ FINANCING I LIMITED

	By:	/s/ Hugh Kiely
	Name:	Hugh Kiely
	Title:	Director

Date: June 20, 2014	JAZZ INVESTMENTS II LIMITED

	By:	/s/ Hugh Kiely
	Name:	Hugh Kiely
	Title:	Director

Date: June 20, 2014	JAZZ PHARMACEUTICALS ITALY S.p.A.

	By:	/s/ Patricia Carr
	Name:	Patricia Carr
	Title:	Director